SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EFFECTS OF LAW 11,638/07 ON OPERATING INCOME
Appendix to the 4Q08 Earnings Release

São Paulo, Brazil, March 5, 2009 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), with the objective of increasing the transparency of its results disclosed this morning, provides here details of the effects of the adjustments introduced by Law 11,638/07 that impact the Company’s operating results. Note that these adjustments are also detailed in Note 3 to the financial statements for fiscal year 2008. However, since the adjustments relative to FYE2007 and FYE2008 were made in 4Q07 and 4Q08, respectively, we will detail the pertinent information in these quarters, as well as the adjustments relative to each quarter of 2008.

Only 2 items impacted Braskem’s operating results (EBITDA):

1)
Accounting Policy CPC 02 – Effects on the Changes in Foreign Exchange Rates and Conversion of Accounting Statements, approved by CVM Instruction 534, which changed the conversion criteria of the operations of foreign subsidiaries and determines the selection of a single functional currency, in this case the Brazilian real. Because of this change in the conversion of foreign currencies to the Brazilian real, there are differences in foreign exchange translation between the figures in accounting lines for prior quarters and the actual amounts. The impacts occur in Net Revenue, Cost of Goods Sold (COGS) and Selling, General and Administrative Expenses, and are neutralized by an offsetting adjustment in the Foreign Exchange Variation line under Equity in Subsidiaries and Affiliated Companies, and therefore have no impact on net income.

2)
Accounting Policy CPC 12 – Adjustment to Present Value, approved by CVM Instruction 564, which determines the registration of purchase and sale operations with collection or payment terms that surpass the operational cycle, with no effects from financial charges. Braskem reclassified under financial expenses the financial charges incorporated in its naphtha imports, which previously were booked as COGS.

A table with detailed figures follows.

R$ million

Impact on the Income Statement	4Q07	1Q08	2Q08	3Q08	4Q08

Net revenue	(3.4)	(9.3)	72.1	(83.4)	-
Cost of goods sold	24.3	26.9	(41.3)	101.9	52.3
CPC 02	10.0	9.4	(67.3)	71.0	-
CPC12	14.3	17.5	26.0	30.9	52.3
Gross profit	20.9	17.6	30.8	18.5	52.3
Selling, General and Administrative expenses	-	-	(2.2)	4.6	-
EBITDA	20.9	17.6	28.6	23.0	52.3

For more information, please go to our IR website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Cintia Watai	Marina Dalben
IR Director	IR Specialist	IR Analyst
Tel: (55 11) 3576 9178	Tel: (55 11) 3576 9615	Tel: (55 11) 3576 9716
luciana.ferreira@braskem.com.br	cintia.watai@braskem.com.br	marina.dalben@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.